Exhibit 99.5

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto invests US$667 million in infrastructure and mine studies towards 320 Mt iron ore capacity by 2012
18 June 2008
Rio Tinto has approved the funding of US$667 million (Rio Tinto share US$492 million) in infrastructure and studies for mine expansions as part of its drive to increase the annual capacity of its Pilbara operations to 320 million tonnes by 2012.
Of the package, US$518 million (Rio Tinto share US$343 million) will fund the early commencement of infrastructure works and acquisition of long-lead items such as heavy mobile equipment — key components of this expansion.
The balance of US$149 million is directed to a study of a new iron ore mine on the Western Turner Syncline, near Tom Price, following successful completion of the prefeasibility assessment. The proposed mine would eventually ramp up to 29 Mtpa capacity, feeding into existing Tom Price processing plant, with production scheduled to commence in Q4 2010.
The US$667 million package is an important step in the first stage of the conceptual pathway, first set out in November 2007, that could take Rio Tinto’s Pilbara production to 420 Mtpa and global production to beyond 600 Mtpa in the future.
Tom Albanese, chief executive of Rio Tinto said, “Against a backdrop of strong demand and constrained supply, it is vital that we progress plans to deliver more iron ore to market faster than before. That requires the strategic early acquisition of long-lead items, leveraging off existing industry leadership to reduce time to market of future expansions.
“We start with an unrivalled position in the Pilbara, with a 1,300-kilometre railway network linking our mines and three port terminals already in place. This positions us well to continue to deliver exceptional growth,” he said.
Rio Tinto Iron Ore chief executive Sam Walsh said early planning and acquisitions were vital to maintain an aggressive time-to-market schedule. “The huge number of major resource projects planned or underway in Western Australia has resulted in enormous competition for the supply of key materials and production slots,” he said. “This ensures we will continue to lead the industry in completing projects in a timely, efficient manner.”
The early works involve significant infrastructure for port operations at Cape Lambert, including the development of a heavy off-lift wharf facility; relocation of existing gas and power lines to enable commencement of stockyard works; and the securing of production slots for dumper castings and slew bearings.
Included in this investment is US$30 million for the advanced development of studies for an additional eight Mtpa capacity for the 52 Mtpa Yandicoogina mine in the eastern Pilbara. This will enable orders to be placed on construction camp and long-lead components to install the recently purchased second stacker.
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Western Turner Syncline
The Western Turner Syncline funding comprises US$18 million for a feasibility study into mine development, $55 million for long lead items such as heavy mobile equipment and US$76 million for early development of a construction camp and associated infrastructure.
Sam Walsh said, “The Western Turner Syncline has been identified as a key factor in our expansion. The ready accessibility to existing plant and infrastructure at Tom Price highlights a key advantage — expandability. This capacity to ramp up production quickly — using existing infrastructure and a profound knowledge of our ore deposits — clearly distinguishes Rio Tinto’s iron ore operations from its competitors.”
The Western Turner Syncline Feasibility study area comprises three deposits, located between 20 and 35 kilometres west of Tom Price. The deposits are of the bedded Brockman ore type, equity is 100 per cent RTIO. These will form part of Rio Tinto’s successful Pilbara Blend product. Current Ore Reserves for the study area are: 298 Mt at 61.9 per cent Fe. (Proved = 113Mt at 62.5 per cent Fe and Probable = 185Mt at 61.4 per cent Fe).
The deposits are within State Agreement tenure — Mining Lease 4SA, and a range of government and environmental approvals is underway. Heritage surveys for Stage One of the project are close to completion.
To meet first production in November 2010, early works are planned to commence on the construction camp in November 2008, establishing basic site facilities in preparation for the installation of the full construction camp. Stage One infrastructure construction is scheduled to commence in March 2009, following full approval, and continue until production commences in late 2010.
A transitional operations workforce will initially fly in/fly out from Perth. This will transition to a residential drive-in/drive-out workforce from Tom Price, as the workforce transfers from other mining operations in the greater Tom Price area.

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The information in this report that relates to Ore Reserves is based on information compiled by Gerard Danckert who is a member of the Australian Institute of Mining and Metallurgy. Gerard Danckert is a full-time employee of Rio Tinto Iron Ore and has experience which is relevant to the style of mineralisation and type of deposits under consideration and to the activity which they have undertaken to qualify as a Competent Person as defined in the 2004 Edition of the ‘Australasian Code for Reporting of Exploration Results, Minerals Resources and Ore Reserves’. Gerard Danckert consents to the inclusion in the report of the matters based on their information in the form and context in which it appears.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
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